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EURO TUNNEL

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549 [redacted]
USA

31th October 2005

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Trading update: stable Q3 operating revenue during a period of reorganisation
- Eurotunnel pursues operational reorganisation
- Eurotunnel update on debt negotiations

Yours faithfully,

[redacted]

SPGarnham

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

EMBARGO: Not for release before 0730 hours on Wednesday, 19 October 2005

TRADING UPDATE

Stable Q3 operating revenue during a period of reorganisation marked by:

- Truck Shuttle sales & marketing activity brought back in-house
- Better alignment of capacity to demand in the passenger shuttle service

Operating revenue in the third quarter of 2005 was £140.8 million, an increase of 1% compared with the third quarter in 2004.

£ million	Q3 2005 Unaudited*	Q3 2004 Restated*	2005/2004 % change	Q3 2004 Reported**
Shuttle Services	77.9	77.4	+1%	77.7
Railways	58.7	58.6	0%	58.8
Transport activities	**136.6**	**136.0**	0%	**136.5**
Non-transport activities	4.2	3.6	+14%	3.6
Operating revenue	**140.8**	**139.6**	+1%	**140.1**

* The exchange rate applicable for the year to 30 September 2005 and for the restated year to 30 September 2004 is £1 = €1.467. ** The equivalent 2004 exchange rate was £1 = €1.482.

Shuttle services

Shuttle service revenue (£77.9 million) remains stable (+1%). This reflects the contrasting evolution of the freight and passenger shuttle services.

- Revenue from the freight shuttle business increased significantly in spite of a slight reduction in the volume of trucks carried. The fall in volumes is more than compensated by a rise in average yield. The increased average yield is a direct result of the new freight commercial policy and of Eurotunnel's decision to take back full control of sales and marketing activity for small and medium-sized hauliers. Prior to 16 August 2005, this was contracted to an external party.

- Revenue declined from the passenger shuttle business (cars and coaches), although volumes increased notably in the coach market. Revenue from the passenger business continued to be affected by strong price competition. The reduction in the capacity of the Passenger Shuttle Service took effect from 3 September 2005. By more closely matching capacity with demand, Eurotunnel has chosen to improve operating margin, reducing costs and increasing load factors whilst maintaining the speed ease and frequency of services.

Railways

Railways revenue (£58.7 million), which includes payments of £16.9m under the Minimum Usage Contract (MUC) in the Railway Usage Contract, was stable in the third quarter of 2005. The volume of rail freight tonnage during the quarter was once again down (-23%).

Non-transport activities

Increase in non-transport activities revenue (£4.2 million) relates primarily to the sale of land in Ashford, Kent.

Appendix 1 : Eurotunnel Shuttle traffic

	Q3 2005	Q3 2004	2005/2004 % change
Truck Shuttles	295,230 trucks	302,445 trucks	-2%
Passenger Shuttles	609,357 cars* 19,443 coaches	605,984 cars* 15,650 coaches	+1% +24%

* including motorcycles, cars, cars with trailers, caravans and campervans

Appendix 2: Railways traffic

	Q3 2005	Q3 2004	% change
Eurostar	1,959,271 passengers*	1,997,800 passengers*	-2%
Rail freight (SNCF/EWS)	362,431 tonnes	472,163 tonnes	-23%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

955/2005

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

956/2005 20 October 2005

EUROTUNNEL PURSUES OPERATIONAL REORGANISATION

900 voluntary redundancies split approximately between UK and France

Implementation of the company's new business model

EUROTUNNEL has today (20 October 2005) completed a major phase of its operational reorganisation. Following several months of negotiations, the legal consultation period with staff representatives on the terms of a plan to safeguard employment, has been completed.

A total of 900 employees, split approximately between the UK and France, will have left the company by June 2006. These are exclusively voluntary redundancies; Eurotunnel had committed not to make any compulsory redundancies. This important reduction in staffing reinforces the company's financial position without compromising in any way safety or quality of service, which are the hallmarks of Eurotunnel's operation. At the end of the plan Eurotunnel's headcount will be brought back to 2,300.

This reorganisation reflects a new business model which more closely aligns Eurotunnel's transport capacity to fluctuations in demand.

/...

Jacques Gounon, Eurotunnel Chairman and Chief Executive, said:

"We need a company that is more flexible, more reactive to our markets, and more in tune to the needs of our clients.

"It is thanks to this effort that we will be able to maintain and strengthen our position as cross-Channel market leader. The remaining employees whose commitment, motivation and sense of professionalism I salute, are committed to work together to reach these objectives and by so doing will ensure the long term success of this great company."

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

27 October 2005

PROGRESS REPORT

Eurotunnel update on debt negotiations

Following the presentation by the Group, in June 2005, of its Business Plan to lenders, debt negotiations started on 13 July 2005.

At the halfway stage of the negotiation process (the waiver comes to an end on 31 January 2006), Eurotunnel is negotiating solely with the "Ad hoc Committee" of creditors, formed in 2003 and representing c45% of the debt. Eurotunnel first presented its initial reflections for restructuring in July. Since then there have been numerous exchanges between the company and the committee.

Two other creditor committees have been formed in the meantime, each representing approximately 10% of the debt. The representatives of these other committees, the bank Close Brothers and the solicitors, Allen & Overy respectively, have been given access to the Business Plan, but have not been presented with any proposals. As the members of these two Committees wish to keep their option to trade the debt, they have not been informed of any of the discussions with the Ad hoc committee and are therefore not yet involved in negotiations.

After just three and a half months of negotiation between the Company and the Ad Hoc Committee, real progress has been made and the process is proceeding in line with Eurotunnel's timetable.

On the basis of information provided in the Business Plan and from the detailed due diligence work carried out by the creditors, both parties are diligently working to reach agreement on both Eurotunnel debt capacity and on the total enterprise value.

Eurotunnel would like to simplify its future debt structure, to move away from the project finance approach, with the constraints that this entails, to one more suited to a concession manager with prospects for development. To this end, negotiations are underway on a number of different options which could eventually make up the future structure.

In late September 2005, the Joint Board of Eurotunnel took the decision not to convert the Stabilisation Advances and Notes into Units. The Joint Board took the view that the debt should be considered as a whole and that conversion of 9% of the total debt and furthermore very junior debt was not currently in line with the Group's interests. As a protective measure, Eurotunnel has proposed that the option to convert the Stabilisation Advances and Notes be extended until September 2006; it is now up to the creditors to decide whether this is acceptable.

The next stage of the negotiation will be to agree the mechanism for the restructuring, taking into account the different views of all stakeholders, firstly with the Ad Hoc Committee and then with the other creditors committees at the moment that they enter into the discussions.

Eurotunnel Chief Executive, Jacques Gounon, said *"In just a short time we have made encouraging progress. The negotiations with the Ad Hoc Committee are intense and constructive and are in line with our original timetable. I consider that the dialogue we have established with the Ad Hoc Committee should enable us to arrive at a viable and long term solution for the Group".*